ISS Governance Services Recommends Bronco Drilling Shareholders Vote Against Proposed Merger with Allis-Chalmers Energy
ISS Joins Large Shareholders, Proxy Advisory Firms and Wall Street Analysts in View that Allis-Chalmers Merger in not in the Best Interests of Bronco Shareholders
Greenwich, CT (PR NEWSWIRE) August 5, 2008 — Wexford Capital LLC announced today that ISS Governance Services (“ISS”), a leading proxy voting and corporate governance firm, issued a report on August 4, 2008 recommending that shareholders of Bronco Drilling Company, Inc. (Nasdaq/GM:BRNC) vote AGAINST the proposed merger with Allis-Chalmers Energy Inc. (NYSE:ALY).
ISS believes that “based on the current share price and the fixed exchange ratio, the current offer undervalues BRNC.” Their report further states:
“In conclusion, given the relatively restricted sale process; re-rating of the sector as reflected in the significant share price increases and upward revisions in EBITDA estimates for the peer group since announcement of the initial merger transaction; valuation analysis which indicates that BRNC’s stand-lone value is greater than that implied by the current offer price; and the fact that BRNC’s stock price is trading marginally above the offer price, we recommend shareholders vote AGAINST the proposed merger transaction.”
ISS joins a growing number of shareholders, proxy advisory firms and Wall Street analysts that believe the proposed merger with Allis-Chalmers is not in the best interest of Bronco’s shareholders:
•	On April 8, 2008, Third Avenue Management LLC, Bronco’s largest shareholder and the owner of approximately 23.4% of Bronco’s common stock, wrote Bronco’s CEO & Chairman stating: “In light of our strong belief in the future prospects of Bronco, we believe that the proposed merger price is woefully inadequate. Without significant improvement in the consideration being offered to Bronco’s shareholders, we believe that Bronco should remain a stand alone company.” (Third Avenue’s letter was filed as an exhibit to its April 8, 2008 Schedule 13D Amendment No. 2.)

•	On July 29, 2008 Wexford Capital LLC, an owner of approximately 12.8% of Bronco’s common stock, wrote Bronco’s board of directors reiterating its opposition to the proposed merger. Wexford’s letter stated: “Our view that the Merger is not in the best interests of Bronco and its shareholders is based on numerous facts... We believe the Merger significantly undervalues Bronco. In our view Bronco should be worth $25-30/share, a substantial premium to the approximately $17/share value offered in the Merger.” (Wexford’s letter was filed as an exhibit to its July 30, 2008 Schedule13D Amendment No. 1.)

•	On April 25, 2008, Alpine Associates, an owner of approximately 6.1% of Bronco’s common stock, wrote Bronco’s board of directors advising them of Alpine’s objection to the proposed merger, stating: “we believe that the price being offered to Bronco’s shareholders by Allis-Chalmers is inadequate.” (Alpine’s letter was filed as an exhibit to its April 25, 2008 Schedule 13D Amendment No. 1.)

•	On July 30, 2008, Proxy Governance Inc., an independent proxy advisory firm, issued a report recommending that Bronco shareholders vote against the proposed merger with Allis-Chalmers. The report concluded: “We do not support this proposal because — in the context of share price appreciation for peers in the period since the announcement — it does not appear to offer a meaningful takeover premium, and because the share price itself — which is currently at a premium to the proposed merger consideration — seems to bolster the arguments of large shareholders that the deal undervalues the company.”

•	On August 5, 2008, FBR Capital Markets issued a research report on Bronco Drilling stating: “We reiterate our Outperform rating and $22 comparable multiple-derived price target due to a strong underlying land rig market, and our expectation that fewer than 50% of BRNC’s shareholders will vote for the ALY merger agreement. Such a rejection of the current deal should allow the market to recognize the value of BRNC that has been capped by the under-priced ALY offer.”

•	On August 5, 2008, Jefferies & Company, Inc. issued a research report on Bronco which stated: “Given the dramatic improvement in land rig fundamentals this year, we generally agree with the dissenting shareholders that the ALY transaction undervalues the Company.”

•	On August 5, 2008, Morgan Keegan & Co. Inc, issued a research report on Bronco Drilling stating: “BRNC as stand-alone likely to benefit from improving US land rig dayrates and utilization and expansion into Mexico...stock performance tied to ALY pending shareholder vote Aug. 14th - recent shareholders publicly voicing displeasure with the new deal terms and proxy services urging a vote against the merger suggest deal may now be less likely.”

•	On August 5, 2008, BMO Capital Markets issued a research report on Bronco, stating: “we continue to believe that the Allis-Chalmers offer price undervalues Bronco as a stand-alone entity, particularly given the recent weakness in Allis-Chalmers’ stock, Bronco’s new Mexico platform and the improvement in the U.S. land drilling market over the last several months.”
About Wexford Capital
Wexford Capital LLC is an SEC registered investment advisor with over $7 billion of assets under management. Wexford, which was founded in 1994, manages a series of hedge funds and private equity funds from its Greenwich, CT headquarters. For more information about Wexford, visit the company’s website at www.wexford.com.

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Contact:
Wexford Capital LLC
Arthur H. Amron, Partner & General Counsel
203-862-7012
aamron@wexford.com